Exhibit 99.1

Nomad Foods Reports Fourth Quarter and Full Year 2017 Financial Results

Reports Full Year 2017 Organic Revenue Growth of 3.9%, Adjusted EBITDA of €328 million and Adjusted EPS of €1.00
Initiates 2018 Guidance of Adjusted EBITDA of €350 to €360 million and Adjusted EPS of €1.08 to €1.13
FELTHAM, England - March 22, 2018 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and twelve month periods ended December 31, 2017.
Key operating highlights and financial performance for the fourth quarter 2017, when compared to the fourth quarter 2016, include:

•	Reported revenue increased 4.7% to €508 million

•	Organic revenue growth of 5.6%

•	Reported profit for the period of €27 million

•	Adjusted EBITDA increased 31% to €82 million

•	Reported EPS of €0.16; Adjusted EPS increased 108% to €0.27
Key operating highlights and financial performance for the full year 2017, when compared to the full year 2016, include:

•	Reported revenue increased 1.5% to €1,957 million

•	Organic revenue growth of 3.9%

•	Reported profit for the period of €137 million

•	Adjusted EBITDA increased 1% to €328 million

•	Reported EPS of €0.78; Adjusted EPS increased 19% to €1.00
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “2017 was an outstanding year for our Company. We reported full year organic revenue growth of 3.9% and expanded gross margins by 100 basis points. These results, which exceeded the expectations we set at the start of the year, are a testament to the power of our iconic brands, a proven strategy and relentless execution. We enter 2018 in a position of strength. Goodfella's Pizza, once closed, will provide a complementary source of growth to our base business and illustrate the power of our value creation model.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “These results further validate the strategy that we have been executing against for the past two years. The combination of base business momentum, strong cash flow generation and accretive capital deployment positions us to drive continued shareholder value in 2018.”
Fourth Quarter of 2017 results compared to the Fourth Quarter of 2016

•	Revenue increased 4.7% to €508 million. Organic revenue growth of 5.6% was driven by 3.0% growth in volume/mix and 2.6% growth in price.

•
Gross profit increased 18% to €160 million. Gross margin expanded 350 basis points to 31.5% due to positive mix, improved pricing and promotional efficiency and manufacturing improvements. Foreign exchange currency translation positively impacted gross margin by 10 basis points.

•
Adjusted operating expense increased 2% to €89 million. Advertising and promotion expense decreased 7% to €35 million due to more normalized seasonality versus the prior year. Indirect expense increased 8% to €54 million, primarily due to the reinstatement of bonuses in 2017.

•	Adjusted EBITDA increased 31% to €82 million.

•
Adjusted profit after tax increased 93% to €46 million reflecting interest rate savings from debt repricing amendments and lower depreciation and amortization. Adjusted EPS increased 108% to €0.27, reflecting Adjusted EBITDA growth and a lower share count resulting from share repurchases.

Exhibit 99.1

Year ended 2017 results compared to the Year ended 2016

•	Revenue increased 1.5% to €1,957 million. Organic revenue growth of 3.9% was driven by 2.7% growth in volume/mix and 1.2% growth in price.

•
Gross profit increased 5% to €599 million. Gross margin expanded 100 basis points to 30.6% due to positive mix and improved pricing and promotional efficiencies which more than offset currency driven inflation. Foreign exchange currency translation adversely impacted gross margin by 10 basis points.

•
Adjusted operating expense increased 6% to €314 million. Advertising and promotion expense decreased 1% to €113 million with a favorable foreign exchange impact of 2% offsetting increased media spend on core brands of 1%. Indirect expense increased 9% to €201 million primarily due to the reinstatement of bonuses in 2017.

•	Adjusted EBITDA increased 1% to €328 million. Foreign exchange currency translation adversely affected adjusted EBITDA by €9 million.

•
Adjusted profit after tax increased 13% to €175 million reflecting interest rate savings from debt repricing amendments and lower depreciation and amortization. Adjusted EPS increased to €1.00, reflecting Adjusted EBITDA growth and a lower share count resulting from share repurchases.

2018 Guidance
The Company initiates 2018 guidance, inclusive of expected partial year contribution from Goodfella's Pizza which is expected to close during the second quarter of 2018.
Full year 2018 Adjusted EBITDA is expected to be approximately €350 to €360 million, which equates to adjusted EPS of approximately €1.08 to €1.13 based on the current share count of 176 million. Full year guidance assumes organic revenue growth at a low-single digits percentage rate.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, March 22, 2018 at 1:30 p.m. GMT time (8:30 a.m. Eastern time). Investors interested in participating in the live call can dial +1-800-289-0438 from the U.S. International callers can dial +1-323-994-2083.

In addition, the call will be broadcast live over the internet hosted at the “Investor Relations” section of the Company’s website at
http://www.nomadfoods.com. The webcast will be archived for 30 days.  A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 8312259.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Liz Cohen
Weber Shandwick
+1-212-445-8044

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, and Findus. More information on Nomad Foods Limited is available at http://www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and twelve months ended December 31, 2017 and for comparative purposes, the three and twelve months ended December 31, 2016.

Adjusted financial information for the three and twelve months ended December 31, 2017 and 2016 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment charges, exceptional items and foreign currency exchange charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude (when they occur) exited markets, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, the impact of share based payment charges, charges relating to the Founders Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other unusual or non-recurring items. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, share based compensation expense, unissued preferred share dividends, and other non-operating items as well as certain other items considered unusual or non-recurring in nature. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue for the three and twelve months ended December 31, 2017 and 2016 presented in this press release reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impact the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 17, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three Months Ended December 31, 2017 and December 31, 2016

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016
	€ millions	€ millions
Revenue	508.2	485.2
Cost of sales	(348.2)	(349.3)
Gross profit	160.0	135.9
Other operating expenses	(91.7)	(87.5)
Exceptional items	(20.4)	(22.2)
Operating profit	47.9	26.2
Finance income	—	(0.6)
Finance costs	(17.4)	(21.6)
Net financing costs	(17.4)	(22.2)
Profit before tax	30.5	4.0
Taxation	(3.2)	(6.1)
Profit/(loss) for the period	27.3	(2.1)
Basic earnings/(loss) per share
Profit/(loss) for the period in € millions	27.3	(2.1)
Weighted average shares outstanding in millions	166.8	183.6
Basic earnings/(loss) per share in €	0.16	(0.01)
Diluted earnings per share
Profit/(loss) for the period in € millions	27.3	(2.1)
Weighted average shares outstanding in millions	175.6	183.7
Diluted earnings/(loss) per share in €	0.16	(0.01)

Nomad Foods Limited As Reported
Statements of Profit or Loss (audited)
Twelve months Ended December 31, 2017 and December 31, 2016

	Twelve months ended December 31, 2017	Twelve months ended December 31, 2016
	€ millions	€ millions
Revenue	1,956.6	1,927.7
Cost of sales	(1,357.2)	(1,356.7)
Gross profit	599.4	571.0
Other operating expenses	(319.3)	(298.4)
Exceptional items	(37.2)	(134.5)
Operating profit	242.9	138.1
Finance income	7.2	24.2
Finance costs	(81.6)	(86.3)
Net financing costs	(74.4)	(62.1)
Profit before tax	168.5	76.0
Taxation	(32.0)	(39.6)
Profit for the period	136.5	36.4
Basic earnings per share
Profit for the period in € millions	136.5	36.4
Weighted average shares outstanding in millions	176.1	183.5
Basic earnings per share in €	0.78	0.20
Diluted earnings per share
Profit for the period in € millions	136.5	36.4
Weighted average shares outstanding in millions	184.8	183.5
Diluted earnings per share in €	0.74	0.20

Nomad Foods Limited As Reported
Statements of Financial Position (audited)
As at December 31, 2017 and December 31, 2016

	As at December 31, 2017	As at December 31, 2016
	€ millions	€ millions
Non-current assets
Goodwill	1,745.6	1,745.6
Intangibles	1,724.4	1,726.6
Property, plant and equipment	295.4	298.2
Other receivables	4.3	0.4
Derivative financial instruments	18.6	—
Deferred tax assets	64.3	64.9
Total non-current assets	3,852.6	3,835.7
Current assets
Cash and cash equivalents	219.2	329.5
Inventories	306.9	325.0
Trade and other receivables	147.1	135.7
Indemnification assets	73.8	65.5
Capitalized borrowing costs	—	5.0
Derivative financial instruments	2.1	13.1
Total current assets	749.1	873.8
Total assets	4,601.7	4,709.5
Current liabilities
Trade and other payables	477.5	472.7
Current tax payable	145.3	162.3
Provisions	68.0	116.7
Current portion of loans and borrowings	3.3	—
Derivative financial instruments	7.8	1.4
Total current liabilities	701.9	753.1
Non-current liabilities
Loans and borrowings	1,395.1	1,451.8
Employee benefits	188.4	190.9
Trade and other payables	1.8	1.0
Provisions	72.8	77.0
Derivative financial instruments	61.4	—
Deferred tax liabilities	327.7	333.2
Total non-current liabilities	2,047.2	2,053.9
Total liabilities	2,749.1	2,807.0
Net assets	1,852.6	1,902.5
Equity attributable to equity holders
Share capital	—	—
Capital reserve	1,623.7	1,800.7
Share based compensation reserve	2.9	1.0
Founder Preferred Share Dividend reserve	493.4	493.4
Translation reserve	83.2	84.0
Cash flow hedging reserve	(3.0)	8.4
Accumulated deficit	(347.6)	(485.0)
Total equity	1,852.6	1,902.5

Nomad Foods Limited As Reported
Statements of Cash Flows (audited)
Twelve months Ended December 31, 2017 and December 31, 2016

	Twelve months ended December 31, 2017	Twelve months ended December 31, 2016
	€ millions	€ millions
Cash flows from operating activities
Profit for the period	136.5	36.4
Adjustments for:
Exceptional items	37.2	134.5
Share based payment expense	2.6	1.2
Depreciation and amortization	42.4	51.1
Loss on disposal of property, plant and equipment	0.5	0.7
Finance costs	81.6	86.3
Finance income	(7.2)	(24.2)
Taxation	32.0	39.6
Operating cash flow before changes in working capital, provisions and exceptional items	325.6	325.6
Decrease/(increase) in inventories	16.7	(18.1)
Increase in trade and other receivables	(1.6)	(8.8)
Increase in trade and other payables	18.1	60.8
Decrease in employee benefits and other provisions	(0.3)	(3.3)
Cash generated from operations before tax and exceptional items	358.5	356.2
Cash flows relating to exceptional items	(99.5)	(49.2)
Tax paid	(65.2)	(24.9)
Net cash generated from operating activities	193.8	282.1
Cash flows from investing activities
Contingent consideration for purchase of Frudesa brand	—	(8.0)
Purchase of property, plant and equipment	(38.0)	(38.0)
Purchase of intangibles	(4.6)	(4.4)
Cash used in investing activities	(42.6)	(50.4)
Cash flows from financing activities
Repurchase of ordinary shares	(177.6)	—
Proceeds from new loans and notes	1,470.5	—
Repayment of loan principal	(1,469.5)	—
Payment of finance leases	(1.6)	(0.7)
Proceeds/(loss) on settlement of derivatives	1.6	(4.0)
Payment of financing fees	(16.7)	—
Interest paid	(48.8)	(70.9)
Interest received	0.3	7.9
Net cash used in financing activities	(241.8)	(67.7)
Net (decrease)/increase in cash and cash equivalents	(90.6)	164.0
Cash and cash equivalents at beginning of period	329.5	186.1
Effect of exchange rate fluctuations	(19.7)	(20.6)
Cash and cash equivalents at end of period	219.2	329.5

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the three months ended December 31, 2017 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended December 31, 2017

€ in millions, except per share data	As reported for the three months ended December 31, 2017	Adjustments		As Adjusted for the three months ended December 31, 2017
Revenue	508.2	—		508.2
Cost of sales	(348.2)	—		(348.2)
Gross profit	160.0	—		160.0
Other operating expenses	(91.7)	3.2	(a)	(88.5)
Exceptional items	(20.4)	20.4	(b)	—
Operating profit	47.9	23.6		71.5
Finance income	—	—		—
Finance costs	(17.4)	3.7		(13.7)
Net financing costs	(17.4)	3.7	(c)	(13.7)
Profit before tax	30.5	27.3		57.8
Taxation	(3.2)	(9.1)	(d)	(12.3)
Profit for the period	27.3	18.2		45.5
Weighted average shares outstanding in millions - basic	166.8	—		166.8
Basic earnings per share	0.16			0.27
Weighted average shares outstanding in millions - diluted	175.6	(8.7)	(e)	166.9
Diluted earnings per share	0.16			0.27

(a)	Adjustment to add back share-based payment charge and non-operating M&A transaction costs.

(b)
Adjustment to add back exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) three months ended December 31, 2017’ for a detailed list of exceptional items.

(c)
Adjustment to eliminate €0.6 million of costs incurred as part of the repricing of debt on December 20, 2017, €1.7 million of non-cash foreign exchange translation losses and €1.4 million of foreign exchange losses on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

(e)	Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend which was issued subsequent to the period-end, on January 2, 2018.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended December 31, 2017 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended December 31, 2017

€ in millions	As reported for the three months ended December 31, 2017
Profit for the period	27.3
Taxation	3.2
Net financing costs	17.4
Depreciation	9.3
Amortization	0.7
EBITDA	57.9
Exceptional items:
Costs related to transactions	0.7	(a)
Investigation and implementation of strategic opportunities	8.3	(b)
Supply chain reconfiguration	14.0	(c)
Findus Group integration costs	5.6	(d)
Settlement of legacy matters	(8.2)	(e)
Other Adjustments:
Other add-backs	3.2	(f)
Adjusted EBITDA(g)	81.5

(a)	Elimination of costs incurred related to enhanced control compliance procedures in territories.

(b)
Elimination of costs incurred in relation to investigation and implementation of strategic opportunities considered non-recurring for the combined group following acquisitions by the Company.  These costs primarily relate to changes to the organizational structure of the combined businesses.

(c)	Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.

(d)	Elimination of non-recurring costs related to the integration of the Findus Group, primarily relating to the rollout of the Nomad ERP system.

(e)
Elimination of non-recurring income associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups. settlements of tax audits, sale of non-operating factories acquired and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes gains of €4.2 million from the reassessment of sales tax provisions, €1.2 million from the reassessment of interest on sales tax provisions, a €2.8 million gain on a legacy pension plan in Norway and a €1.3 million gain on disposal of a non-operational factory.

(f)
Other add-backs include the elimination of share-based payment charges of €0.2 million and elimination of M&A related investigation costs, professional fees, transaction costs and purchase accounting related valuations of €3.0 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

(g)	Adjusted EBITDA margin of 16.0% for the three months ended December 31, 2017 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €508.2 million per page 8.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the three months ended December 31, 2016 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended December 31, 2016

€ in millions, except per share data	As Reported for the three months ended December 31, 2016	Adjustments		As Adjusted for the three months ended December 31, 2016
Revenue	485.2	—		485.2
Cost of sales	(349.3)	—		(349.3)
Gross profit	135.9	—		135.9
Other operating expenses	(87.5)	0.4	(a)	(87.1)
Exceptional items	(22.2)	22.2	(b)	—
Operating profit	26.2	22.6		48.8
Finance income	(0.6)	0.2		(0.4)
Finance costs	(21.6)	3.7		(17.9)
Net financing costs	(22.2)	3.9	(c)	(18.3)
Profit before tax	4.0	26.5		30.5
Taxation	(6.1)	(0.8)	(d)	(6.9)
(Loss)/profit for the period	(2.1)	25.7		23.6
Weighted average shares outstanding in millions - basic	183.6			183.6
Basic (loss)/earnings per share	(0.01)			0.13
Weighted average shares outstanding in millions - diluted	183.7			183.7
Diluted (loss)/earnings per share	(0.01)			0.13

(a)	Adjustment to add back share-based payment charge

(b)
Adjustment to add back exceptional items which management believes do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) three months ended December 31, 2016’ for a detailed list of exceptional items.

(c)
Adjustment to eliminate €0.2 million of non-cash foreign exchange translation losses, €0.9 million foreign exchange loss on derivatives and €2.8 million of interest charges on provisions for tax exposures.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended December 31, 2016 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended December 31, 2016

€ in millions	As reported for the three months ended December 31, 2016
Profit for the period	(2.1)
Taxation	6.1
Net financing costs	22.2
Depreciation	10.5
Amortization	2.8
EBITDA	39.5
Exceptional items:
Costs related to transactions	1.8	(a)
Cisterna fire net income	(4.7)	(b)
Investigation and implementation of strategic opportunities	1.0	(c)
Supply chain reconfiguration	9.4	(d)
Other restructuring costs	(0.9)	(e)
Findus Group integration costs	4.6	(f)
Settlement of legacy matters	0.6	(g)
Remeasurement of indemnification assets	10.4	(h)
Other Adjustments:
Other add-backs	0.4	(i)
Adjusted EBITDA(j)	62.1

(a)	Elimination of costs incurred in relation to completed and potential acquisitions and one-off compliance costs incurred as a result of listing on the New York Stock Exchange.

(b)
Elimination of net insurance income offset by incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy

(c)
Elimination of costs incurred in relation to investigation and implementation of strategic opportunities considered non-recurring for the combined group following acquisitions by the Company.  These costs primarily relate to changes to the organizational structure of the combined businesses.

(d)	Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.

(e)	Elimination of a credit on release of provisions for restructuring activities associated with operating locations.

(f)	Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.

(g)
Elimination of non-recurring costs associated with settlements of tax audits and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. These were previously classified within Investigation and implementation of strategic opportunities and other items and have been reclassified into this line for the period presented.

(h)
Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2016.

(i)	Other add-backs include the elimination of share-based payment charges of €0.4 million.

(j)	Adjusted EBITDA margin 12.8% for the three months ended December 31, 2016 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €485.2 million per page 10.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the twelve months ended December 31, 2017 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Twelve Months Ended December 31, 2017

€ in millions, except per share data	As reported for the twelve months ended December 31, 2017	Adjustments		As Adjusted for the twelve months ended December 31, 2017
Revenue	1,956.6	—		1,956.6
Cost of sales	(1,357.2)	—		(1,357.2)
Gross profit	599.4	—		599.4
Other operating expenses	(319.3)	5.6	(a)	(313.7)
Exceptional items	(37.2)	37.2	(b)	—
Operating profit	242.9	42.8		285.7
Finance income	7.2	(7.0)		0.2
Finance costs	(81.6)	22.0		(59.6)
Net financing costs	(74.4)	15.0	(c)	(59.4)
Profit before tax	168.5	57.8		226.3
Taxation	(32.0)	(19.1)	(d)	(51.1)
Profit for the period	136.5	38.7		175.2
Weighted average shares outstanding in millions - basic	176.1	—		176.1
Basic earnings per share	0.78			1.00
Weighted average shares outstanding in millions - diluted	184.8	(8.7)	(e)	176.1
Diluted earnings per share	0.74			1.00

(a)	Adjustment to add back share-based payment charge and non-operating M&A transaction costs.

(b)
Adjustment to eliminate exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2017’ for a detailed list of exceptional items.

(c)
Adjustment to eliminate €20.1 million of costs incurred as part of the refinancing on the May 3, 2017 and repricing on December 20, 2017, €3.9 million of foreign exchange translation losses and €9.0 million of foreign currency gains on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

(e)	Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend which was issued subsequent to the period-end, on January 2, 2018.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the twelve months ended December 31, 2017 to the reported results of Nomad Foods for such period:
EBITDA and Adjusted EBITDA (unaudited)
Twelve Months Ended December 31, 2017

€ in millions	As reported for the twelve months ended December 31, 2017
Profit for the period	136.5
Taxation	32.0
Net financing costs	74.4
Depreciation	35.9
Amortization	6.5
EBITDA	285.3
Exceptional items:
Costs related to transactions	3.2	(a)
Investigation and implementation of strategic opportunities	18.8	(b)
Supply chain reconfiguration	14.0	(c)
Findus Group integration costs	15.1	(d)
Remeasurement of indemnification assets	(8.3)	(e)
Settlement of legacy matters	(5.6)	(f)
Other Adjustments:
Other add-backs	5.6	(g)
Adjusted EBITDA(h)	328.1

(a)	Elimination of costs incurred related to enhanced control compliance procedures in territories.

(b)
Elimination of costs incurred in relation to investigation and implementation of strategic opportunities considered non-recurring for the combined group following acquisitions by the Company.  These costs primarily relate to changes to the organizational structure of the combined businesses.

(c)	Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.

(d)	Elimination of non-recurring costs related to the integration of the Findus Group, primarily relating to the rollout of the Nomad ERP system.

(e)
Adjustments to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2017. Offsetting are the release of indemnification assets associated with final settlement of indemnity claims against an affiliate of Permira Advisors LLP, which are legacy tax matters that predate the Company's acquisition of Iglo Group in 2015.

(f)
Elimination of non-recurring income and costs associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, sale of non-operating factories acquired and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes a charge of €3.9 million associated with settlements of tax audits, offset by gains of €4.2 million from the reassessment of sales tax provisions, €1.2 million from the reassessment of interest on sales tax provisions, a €2.8 million gain on a legacy pension plan in Norway and a €1.3 million gain on disposal of a non-operational factory. Legacy tax issues were previously classified within Investigation and implementation of strategic opportunities and other items and non-operational factory gains were previously classified within Findus Group integration costs, and both have been reclassified into this line for the period presented.

(g)
Other add-backs include the elimination of share-based payment charges of €2.6 million and elimination of M&A related investigation costs, professional fees, transaction costs and purchase accounting related valuations of €3.0 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

(h)	Adjusted EBITDA margin of 16.8% for the twelve months ended December 31, 2017 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,956.6 million per page 12.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the twelve months ended December 31, 2016 to the reported results of Nomad Foods for such period:
Adjusted Statements of Profit or Loss (unaudited)
Twelve Months Ended December 31, 2016

€ in millions, except per share data	As reported for the twelve months ended December 31, 2016	Adjustments		As Adjusted for the twelve months ended December 31, 2016
Revenue	1,927.7	—		1,927.7
Cost of sales	(1,356.7)	—		(1,356.7)
Gross profit	571.0	—		571.0
Other operating expenses	(298.4)	1.2	(a)	(297.2)
Exceptional items	(134.5)	134.5	(b)	—
Operating profit	138.1	135.7		273.8
Finance income	24.2	(18.3)		5.9
Finance costs	(86.3)	7.1		(79.2)
Net financing costs	(62.1)	(11.2)	(c)	(73.3)
Profit before tax	76.0	124.5		200.5
Taxation	(39.6)	(6.0)	(d)	(45.6)
Profit for the period	36.4	118.5		154.9
Weighted average shares outstanding in millions - basic	183.5			183.5
Basic earnings per share	0.20			0.84
Weighted average shares outstanding in millions - diluted	183.5			183.5
Diluted earnings per share	0.20			0.84

(a)	Adjustment to add back share-based payment charge

(b)
Adjustment to add back exceptional items which management believes do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2016’ for a detailed list of exceptional items.

(c)	Adjustment to eliminate €18.3 million of non-cash foreign exchange translation gains, €4.3 million foreign exchange loss on derivatives and €2.8 million of other exceptional non-cash interest.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the twelve months ended December 31, 2016 to the reported results of Nomad Foods for such period:
EBITDA and Adjusted EBITDA (unaudited)
Twelve Months Ended December 31, 2016

€ in millions	Twelve Months Ended December 31, 2016
Profit for the period	36.4
Taxation	39.6
Net financing costs	62.1
Depreciation	43.3
Amortization	7.8
EBITDA	189.2
Exceptional items:
Costs related to transactions	4.8	(a)
Costs related to management incentive plans	1.9	(b)
Investigation and implementation of strategic opportunities	7.0	(c)
Cisterna fire net income	(4.3)	(d)
Supply chain reconfiguration	84.3	(e)
Other restructuring costs	(1.0)	(f)
Findus Group integration costs	29.6	(g)
Settlement of legacy matters	1.8	(h)
Remeasurement of indemnification assets	10.4	(i)
Other Adjustments:
Other add-backs	1.2	(j)
Adjusted EBITDA(k)	324.9

(a)	Elimination of costs incurred in relation to completed and potential acquisitions and one-off compliance costs incurred as a result of listing on the New York Stock Exchange.

(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.

(c)
Elimination of costs incurred in relation to investigation and implementation of strategic opportunities considered non-recurring for the combined group following acquisitions by the Company.  These costs primarily relate to changes to the organizational structure of the combined businesses.

(d)
Elimination of net insurance income offset by incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy.

(e)	Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.

(f)	Elimination of a credit on release of provisions for restructuring activities associated with operating locations.

(g)	Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.

(h)
Elimination of non-recurring costs associated with settlements of tax audits and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. These were previously classified within Investigation and implementation of strategic opportunities and other items and have been reclassified into this line for the period presented.

(i)
Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2016.

(j)	Other add-backs include the elimination of share-based payment charges of €1.2 million.

(k)	Adjusted EBITDA margin 16.9% for the twelve months ended December 31, 2016 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,927.7 million per page 14.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - Three and twelve months December 31, 2017 compared with December 31, 2016:

	Three Months Ended December 31, 2017	Twelve Months Ended December 31, 2017
	YoY Growth	YoY Growth
Reported Revenue Growth	4.7%	1.5%
Trading Day Impact	—%	0.5%
Translational FX (a)	0.9%	1.9%
Organic Revenue Growth	5.6%	3.9%

(a)
Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s ability to expand its presence in the frozen foods market; (ii) the success of the Company’s strategic initiatives; (iii) completion of successful acquisitions in the same and adjacent categories; (iv) the future operating and financial performance of the Company including our guidance with respect to Adjusted EBITDA; and (v) synergies from combining the Findus and Iglo businesses. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic initiatives; (iv) the successful completion of strategic acquisitions; (v) changes in applicable laws or regulations; and (vi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.